

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2008

Mr. Li Feilie, Chief Executive Officer
China Natural Resources Inc.
Room 2105, West Tower Shun Tak Centre
200 Connaught Road C.
Sheung Wan HONG KONG

> **Re: China Natural Resources Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 3, 2008**
> **File No. 0-26046**

Dear Mr. Feilie:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Wuhu, page 16

1.   We note your statement that mining rights are amortized based on actual units of production over estimated reserves of the mines. Please disclose your mineral reserves for the Yang Chong and the Zao Yun Mines. Regulation SK defines a

reserve as that part of a mineral deposit that could be economically and legally extracted at the time of the reserve determination (see 17 C.F.R. § 229.801) and it is the staff's position that mineral reserves for a mineral property cannot be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and this "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

In the event your mines are operating, please disclose your updated reserve estimates and your annual mine/processing plant production statistics along with your salable products.

If you believe that additional studies are required to demonstrate economic viability, you may report tonnage and grade information as mineralized material for some portion of the mineral deposit you intend to mine. Mineralized material is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and supports an estimate of tonnage and an average grade of the selected commodities. This deposit will not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. Note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

2.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. In addition, please review your disclosure to ensure you do not prematurely indicate mining operations on properties before a proper feasibility study and economic viability determination has been conducted.

3.   We note your disclosure that the your sell Zinc, Iron, Micaceous iron oxide –
        grey, and Copper concentrate using reference prices established on the Shanghai
        Metal Exchange. Please disclose the basic descriptions and specifications of your
        salable products and list the average price you have received for each product
        over the last three years.

4.   Please describe your metallurgical process used to covert the ore types (sulfide or
        oxide) to salable products. Please describe your salable products and the markets
        in which you are a participant. Please describe how market prices are determined.

Customers, page 18

5.   Please attach as exhibits, your material contracts affecting your zinc, copper, and
        iron smelting/purchase agreements with Huludao, Henchang, Bayannaoer West
        and others.

Acquisition of Mining rights, page 20

6.   You describe exploration properties and it appears you should also expand your
        disclosure concerning the exploration plans for all your properties to address the
        following points.

        •   Disclose a brief geological justification for each of the exploration
            projects written in non-technical language.

        •   Give a breakdown of the exploration timetable and budget, including
            estimated amounts that will be required for each exploration activity, such
            as geophysics, geochemistry, surface sampling, drilling, etc. for each
            prospect.

        •   If there is a phased program planned, briefly outline all phases.

        •   If there are no current detailed plans to conduct exploration on the
            property, disclose this prominently.

        •   Disclose how the exploration program will be funded.

        •   Identify who will be conducting any proposed exploration work, and
            discuss what their qualifications are.

7.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551- 3718 with questions about engineering comments. Please contact me at (202) 551- 3461 with any other questions.

Sincerely,

Chris White
Branch Chief